                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*
                                (Amendment No.1)

                               BET Holdings, Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $.02 per share
                         (Title of Class of Securities)

                                  086585-10-6
                                 (CUSIP Number)

Stephen M. Brett, Esq.                          Frederick H. McGrath, Esq.
Senior Vice President                           Baker & Botts, L.L.P.
and General Counsel                             599 Lexington Avenue
Tele-Communications, Inc.                       New York, New York 10022-6030
5619 DTC Parkway                                (212) 705-5000
Englewood, CO  80111
(303) 267-5500

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              September 19, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*NOTE:  THIS STATEMENT CONSTITUTES AMENDMENT NO. 1 OF THE REPORTING GROUP
        SCHEDULE 13D AND ALSO CONSTITUTES AMENDMENT NO. 7 OF A REPORT ON
        SCHEDULE 13D OF ROBERT L. JOHNSON AND AMENDMENT NO. 2 OF A REPORT ON
        SCHEDULE 13D OF TELE-COMMUNICATIONS, INC.

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                                 Statement of

                               ROBERT L. JOHNSON

                                      and

                           TELE-COMMUNICATIONS, INC.

                           Pursuant to Section 13(d)
                    of the Securities Exchange Act of 1934
                                 in respect of

                              BET HOLDINGS, INC.

     This Report on Schedule 13D relates to the Class A common stock, par value $.02 per share (the "Class A Stock"), of BET Holdings, Inc., a Delaware corporation (the "Company"). The Report on Schedule 13D originally filed by the Reporting Group (as defined below) on September 16, 1997 (the "Reporting Group
Schedule 13D") is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 1 to the Reporting Group Schedule 13D. The Report on Schedule 13D originally filed by Robert L. Johnson on November 12, 1991, as amended and supplemented by the amendments thereto previously filed with the Commission (collectively, the "Johnson
Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 7 to the Johnson
Schedule 13D. In addition, the Report on Schedule 13D originally filed by Tele-Communications, Inc., a Delaware corporation ("TCI"), on August 15, 1994, as amended and supplemented by the amendments thereto previously filed with the Commission (collectively, the "TCI Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 2 to the TCI Schedule 13D. Mr. Johnson and TCI (each, a "Reporting Person") constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of the Class A Stock and are collectively referred to as the "Reporting Group." Capitalized terms not defined herein have the meanings ascribed to such terms in the Reporting Group
Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

     The information set forth in Item 4 of the Johnson Schedule 13D, the TCI
Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information thereto:

                               Page 2 of 4 pages

     On September 19, 1997, the Reporting Persons transmitted a letter to Delano
E. Lewis, the sole member of the Special Committee of the Board of Directors of the Company. A copy of such letter is filed as an Exhibit hereto and is hereby incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     3. Letter, dated September 19, 1997, from Robert L. Johnson and Liberty Media Corporation to Delano E. Lewis, the sole member of the Special Committee of the Board of Directors of the Company.



                               Page 3 of 4 pages

                                 SIGNATURE


     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: September 19, 1997


                                              --------------------------------
                                              Robert L. Johnson


                                              TELE-COMMUNICATIONS, INC.


                                              By:
                                                 _____________________________
                                                 Name:  Stephen M. Brett
                                                 Title: Executive Vice President
                                                        and General Counsel


                               Page 4 of 4 pages

                                 EXHIBIT INDEX

                                                                    Seq. Pg. No.
1.  Joint Filing Agreement between Robert L. Johnson and Tele-
    Communications, Inc. regarding joint filing of Schedule 13D.*

2. Letter, dated September 10, 1997, from Robert L. Johnson and Liberty Media Corporation to the Board of Directors of the Company.*

3.  Letter, dated September 19, 1997, from Robert L. Johnson and
    Liberty Media Corporation to Delano E. Lewis, the sole member of the Special Committee of the Board of Directors of the Company.



_____________________
*  Previously filed.